Exhibit 1

ASX	Level 18, 275 Kent Street Sydney, NSW, 2000
Release

8 November 2023

Westpac tenders external audit services

Westpac announced today that it has commenced a tender for its external audit services. The decision to tender the audit reflects best practice for audit firm rotation.

Westpac’s external auditor, PricewaterhouseCoopers (PwC) was appointed by shareholders in 2002. Individuals who were partners of PwC or its antecedent firms have been the external auditors since 1968. Due to their tenure as the Group’s external auditor, PwC has not been invited to participate in the tender.

For further information:

Hayden Cooper	Justin McCarthy
Group Head of Media Relations	General Manager Investor Relations
0402 393 619	0422 800 321

This document has been authorised for release by Tim Hartin, Company Secretary.